UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.
Financial statements and schedules of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Auditors is attached hereto as Exhibit 23 and is incorporated herein by this reference.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401(k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

West Des Moines, Iowa
June 23, 2008

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
INVESTMENTS
Participant-directed investments	$20,045,982	$4,856,324
Nonparticipant-directed investments	-	14,009,144

Total investments	20,045,982	18,865,468

CASH	526,655	456,086

RECEIVABLES
Accrued interest and dividends	60,934	71,035
Contributions receivable from employer	3,273	50,387

NET ASSETS AVAILABLE FOR BENEFITS	$20,636,844	$19,442,976

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$232,078	$326,142
Dividends	186,461	395,948
Net appreciation in fair value of investments	751,144	520,685

Total investment income	1,169,683	1,242,775

Contributions:
Employer	615,764	579,254
Participants	653,791	577,665

Total contributions	1,269,555	1,156,919

Total additions	2,439,238	2,399,694

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,245,370	1,501,072
Operating expenses	-	338

Total deductions	1,245,370	1,501,410

NET INCREASE	1,193,868	898,284

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	19,442,976	18,544,692

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$20,636,844	$19,442,976

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries:  First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust, Boone, Iowa; Randall-Story State Bank, Story City, Iowa; State Bank & Trust, Nevada, Iowa; and United Bank & Trust, Marshalltown, Iowa (collectively, the Companies).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older.  Employees are eligible to make salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date.  To be entitled to employer contributions, a participant must complete 1,000 hours of service during the plan year and must be employed by the Companies on the last day of the Plan year.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to limits of $15,500 and $15,000 in 2007 and 2006, respectively.  The Companies provide a matching contribution up to 2% of the participant’s compensation, a nondiscretionary contribution of 5% of the participants’ compensation and may also make additional discretionary contributions based on profits.  The discretionary contributions are determined by the Boards of Directors on an annual basis.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  For 2007, all Plan investments were participant-directed.  In 2006, the Plan investments for deferral and matching contributions were participant-directed, and the Companies’ nondiscretionary and discretionary contributions were invested by the Plan trustee (nonparticipant-directed).

Participant accounts

Each participant’s account is credited with that participant’s contribution, the Companies’ matching contribution and an allocation of (a) the Companies’ discretionary contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested balances are used to reduce future contributions from the Companies.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions and earnings thereon.  Vesting in the Companies’ discretionary and nondiscretionary contributions and earnings thereon is based on years of continuous service.  A participant is 100% vested in discretionary contributions after three years of credited service with no vesting prior to that time.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount.

Loans to participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as transfers between the investment fund and the participant loan fund.  Loans outstanding at December 31, 2007 mature through 2017 and the interest rates (as determined by the plan administrator) range from 4.5% to 7.75%.  Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of loans for the purchase of a primary residence may exceed five years.  The loans are secured by the balance in the participant’s account.

Forfeited accounts

The forfeitures are used to reduce contributions from the Companies.  Forfeitures for non-vested account balances for the years ended December 31, 2007 and 2006, were approximately $7,000 and $13,300, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31.  Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those assets in accordance with generally accepted accounting principles.

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Plan’s investments are stated at fair value.  The fair value of the interest-bearing cash and certificates of deposit included in the ANC Balanced Fund are determined to be equal to cost plus accrued interest.  The fair values of other investments in the ANC Balanced Fund, which includes U.S. government and government agency securities, corporate bonds, and preferred and common stocks, and the Plan investments in Ames National Corporation common stock, are based on quoted market prices.  Shares of mutual funds are valued at the net asset value, based on quoted market prices, of shares held by the Plan at year-end.  The fair value of participant loans has been determined to be equal to the unpaid principal balance.

Purchases and sales of investment securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

New accounting pronouncement

The following new accounting pronouncement may affect future financial reporting by the Plan:

In September 2006, the FASB issued Statement No. 157 (SFAS No. 157), Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 generally for financial assets and liabilities, and is effective for fiscal years beginning after November 15, 2008 generally for non-financial assets and liabilities.  The Plan sponsor does not expect that the adoption of SFAS No. 157 will have a material effect on the Plan’s net assets or changes in net assets.

NOTE 3 - FINANCIAL INSTRUMENT RISK

The Plan maintains cash in bank deposit accounts, which, at times may exceed federally insured limits.  The Plan sponsor believes the Plan is not exposed to any significant credit risk on its cash accounts.

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets:

	2007	2006

ANC Balanced Fund	$11,325,090	$14,009,144	*
Ames National Corporation common stock	2,779,800	3,124,055

*Nonparticipant-directed in 2006. (see Note 6)

During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the years) appreciated in value by $751,144 and $520,685, respectively.  Interest and dividends realized on the Plan investments for the years ended 2007 and 2006 was $418,539 and $722,090, respectively.

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS

For the year ended December 31, 2007, all assets were participant-directed.  As of and for the year ended December 31, 2006, information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Net assets:
Common stocks	$8,196,381
Preferred stocks	556,200
Corporate bonds	1,963,302
U.S. government and government agency securities	2,053,755
Mutual funds	643,336
Certificates of deposit	95,057
Interest-bearing cash	501,113

Total	$14,009,144

Changes in net assets in 2006:
Contributions	$971,300
Investment income	1,004,890
Benefits paid to participants	(1,439,651)
Transfers to participant directed investments	(4,248,977)

Total	$(3,712,438)

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2007 and 2006, the Plan held 139,507 and 148,839 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,779,800 and $3,124,055, respectively.  At December 31, 2007 and 2006, the Plan also held cash totaling $526,655 and $456,086 with First National Bank, Ames, Iowa.

The Plan trustee is the Trust Department of First National Bank, a subsidiary of the Plan sponsor, Ames National Corporation.  All assets are held through trust agreement by the trustee, who is also a party-in-interest.

NOTE 8 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination all participants will become 100% vested.

NOTE 9 - TAX STATUS

The Plan obtained its latest determination letter dated August 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax.  The Plan has been amended since receiving the aforementioned determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

			Number of
			Shares or
	Interest	Due	Principal	Fair
Description	Rate	Date	Amount	Value

Assets held by First National Bank, as Trustee*

Mutual funds:
American Funds Capital
Income Builder R5			3,458	$216,347
American Europacific Growth R5			6,089	309,756
American Funds Income Fund			10,678	206,941
American Growth Fund of AM R5			15,114	513,891
Davis NY Venture A			10,879	435,255
DWS Dreman High Return Equity-A			8,042	374,108
Metlife Stable Value Fund			3,325	41,942
Oppenheimer Develop Markets			17,230	838,225
Vangaurd 500 Index			2,222	300,237
Vangaurd Small-Cap Index			15,735	512,635
Vanguard Develop Markets Index			21,246	288,310
Vanguard Mid-Cap Index			18,297	378,754
Vanguard Target Retire 2005			184	2,216
Vanguard Target Retire 2015			7,402	96,677
Vanguard Target Retire 2025			35,623	488,744
Vanguard Target Retire 2035			14,301	209,087
Vanguard Target Retire 2045			10,250	154,666
Vanguard Target Retire Income			4,138	46,052
Vanguard Total Bond Market Index			36,616	372,023
				5,785,866

Bank administred trust fund:
ANC Balanced Fund*			1,002,423	11,325,090

Common stock:
Ames National Corporation*			139,507	2,779,800

Participant loans*	4.5% to	September
	7.75%	2008
		through
		April 2017		155,226

Total investments				$20,045,982

* Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 27, 2008

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By:	/s/ Steven J. McLaughlin
Name:	Steven J. McLaughlin
Title:	Senior Trust Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit

23	Consent of Independent Registered Accounting Firm